STOLT-NIELSEN S.A.                                  [LOGO OF STOLT-NIELSEN S.A.]

c/o Stolt-Nielsen Ltd.    Tel: +44 207 611 8960
Aldwych House             Fax: +44 207 611 8965
71-91 Aldwych             www.stolt-nielsen.com
London WC2B 4HN
United Kingdom

NEWS RELEASE

        STOLT-NIELSEN S.A. REPORTS RESULTS FOR THE FIRST QUARTER OF 2006

London, England - April 6, 2006 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock
Exchange: SNI) today reported results for the first quarter ended February 28, 2006.

HIGHLIGHTS FOR THE FIRST QUARTER OF 2006 INCLUDED:

o Operating revenue of $382.5 million for the quarter, compared with operating revenue of $463.3 million for the same quarter last year ($346.1 million excluding the $117.2 million of operating revenue of Stolt Sea Farm
     (SSF) operations that were contributed to Marine Harvest as of April 29,
     2005).
o Income from continuing operations of $47.9 million for the quarter, compared with income from continuing operations of $24.0 million for the same quarter last year.
o Stolt-Nielsen Transportation Group's (SNTG) results reflected a solid performance from all divisions but were negatively affected by continued high antitrust-related legal advisor expenses totaling $9.0 million for the current quarter.
o    The Stolt Tankers Joint Service Sailed-in Time-Charter Index1 increased to
     1.30 from 1.29 in the same quarter last year but was down from 1.34 in the fourth quarter of 2005.
o SSF's 25% share of Marine Harvest and interest income on the shareholder loan to Marine Harvest contributed a total of $8.2 million to net income. SSF's turbot operations continue to deliver solid results.

Commenting, Mr. Niels G. Stolt-Nielsen, CEO of SNSA, said:

"SNSA posted a solid result in the first quarter of 2006, as we continued to see healthy demand for SNTG's services and positive contributions from SSF's turbot operations.

"Looking ahead, we believe the fundamentals of the parcel tanker market remain positive, although we expect some volatility due to shifting trade patterns, new tonnage entering the market, and the impact of new IMO regulations. Our tank container business continues to post good results. Our terminal business is poised for further growth with our recently announced investments in two new terminals.

----------
1 The Stolt Tankers Joint Service Sailed-in Time Charter Index is an indexed measurement of the sailed-in rate for the Joint Service and was set at 1.00 in the first quarter of 1990 based on the average sailed-in time charter result for the fleet at the time. The sailed-in rate is a measure frequently used by shipping companies, which subtracts from the ships' operating revenue the variable costs associated with a voyage, primarily commissions, sublets, transshipments, port costs, and bunker fuel.

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                                                    [LOGO OF STOLT-NIELSEN S.A.]

"The ruling by the Third Circuit panel, which reversed our victory in the District Court, is purely based on the constitutional law theory that the judiciary cannot enforce the executive branch's promise not to indict. The ruling from the Third Circuit panel clearly states that it was not based on the merits of our legal position as to the amnesty agreement. We have already won once on the legal merits of the amnesty agreement, and are fully committed to enforcing the DOJ's promises. We firmly believe we have not broken the amnesty agreement with the DOJ, and will explore all options open to the company so that it is protected under the agreement."

SNSA PERFORMANCE SUMMARY AND RESULTS

     REPORTING ITEM (IN USD MILLIONS,                          QUARTER
     EXCEPT PER SHARE DATA (DILUTED) AND NUMBER       --------------------------
     OF SHARES)                                        1Q06      4Q05     1Q05
                                                      -------   -------  -------
     Operating revenue                                  382.5     347.2    463.3
     Income from continuing operations                   47.9      43.0     24.0
     Net income                                          47.9      43.0    381.1
     EPS (Continuing operations)                         0.74      0.65     0.36
     EPS (Net income)                                    0.74      0.65     5.80
     Weighted average number of shares (in millions)     65.1      66.1     65.7

Net income for the quarter ended February 28, 2006 was $47.9 million, or $0.74 per share, on operating revenue of $382.5 million, compared with net income of $43.0 million, or $0.65 per share, on operating revenue of $347.2 million for the fourth quarter of 2005, and net income of $381.1 million, or $5.80 per share, on operating revenue of $463.3 million for the first quarter of 2005 ($346.1 million, excluding the $117.2 million of operating revenue from SSF operations that were contributed to Marine Harvest as of April 29, 2005). The first quarter of 2005 also included a $356.0 million gain on the sale of SNSA's investment in Stolt Offshore S.A.

The improvement in income from continuing operations in the first quarter of 2006 compared with the same period last year was due to stronger operational performance in SNTG's tank container and terminal divisions, partially offset by higher bunker fuel costs in SNTG's parcel tanker division and $9.0 million of legal advisor expenses reflected in administrative and general expenses (as compared with $5.7 million for the first quarter of 2005). Growth in net income also reflected an improvement in SSF's performance due to stronger turbot results and a $7.4 million contribution from SNSA's investment in Marine Harvest. Interest expense was $6.5 million lower in the first quarter of 2006 compared with the first quarter of 2005 as a result of lower debt levels and improved financing terms. SNSA's income tax provision was $2.9 million lower in the first quarter of 2006 compared with the first quarter of 2005 as a result lower income subject to tax in SNTG entities and the contribution of certain SSF entities which had tax provisions to Marine Harvest on April 29, 2005.

The diluted weighted average number of shares outstanding for the quarter was
65.1 million, compared with 65.7 million for the same period in 2005. The decrease in the average number of shares outstanding in 2006 reflected the 1.7 million shares repurchased (as of February 28, 2006) as part of the share repurchase program, offset by the issuance of new shares resulting from the exercise of stock options.

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                                                    [LOGO OF STOLT-NIELSEN S.A.]

FINANCING, DIVIDEND, AND SHARE BUYBACK PROGRAM

SNSA's Board of Directors has recommended a final 2005 dividend of $1.00 per common share (including American Depositary Shares), totaling $64 million, payable on June 8, 2006 to shareholders of record as of May 24, 2006, subject to approval at the Annual General Meeting.

To date, a total of 2.1 million of SNSA common shares have been repurchased for $69.2 million, under the $200 million repurchase program announced on August 25, 2005. During the first quarter of 2006, 100,000 shares were repurchased and an additional 350,000 shares were repurchased subsequent to the end of the quarter.

In accordance with the adoption of SFAS No. 123R, "Share-Based Payment" on December 1, 2005, $1.0 million of compensation expense was recorded in the first quarter of 2006 related to stock options.

Debt as of February 28, 2006 was $619.8 million compared with $666.9 million as of November 30, 2005, and $772.1 million as of February 28, 2005. During the first quarter of 2006, the strong operational cash flow and the $64.6 million repayment by Marine Harvest of its shareholder loan from SNSA in February 2006, which was partially offset by the $64.4 million of interim cash dividends paid in December 2005 and $9.4 million of capital expenditures, was used to pay down debt.

Net interest expense in the first quarter of 2006 was $9.2 million, which was consistent with the fourth quarter of 2005 and lower than the $15.7 million in the first quarter of 2005. The decrease in interest expense compared with the first quarter of 2005 was due to the lower outstanding debt levels noted above and improved financing terms.

On March 29, 2006, SNSA received proceeds of EUR 293.8 million (approximately $352.5 million at the then current exchange rate) from the sale of its 25% ownership interest in Marine Harvest, which was announced on March 6, 2006. SNSA expects to record a gain of $80 million on this transaction based on the estimated carrying value of our investment in Marine Harvest. Results of SNSA's 25% ownership interest in Marine Harvest will be included in SNSA's consolidated results until the transaction is completed after receiving approvals from regulatory and competition authorities. On receipt of such approvals, the estimated gain on sale of $80 million will be recognized. All risks and responsibilities of obtaining regulatory and competition authority approvals rest with the buyer.

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                                                    [LOGO OF STOLT-NIELSEN S.A.]

STOLT-NIELSEN TRANSPORTATION GROUP (SNTG)
                                                             QUARTER
            OPERATING INCOME                       --------------------------
            BY BUSINESS LINE (IN USD MILLIONS)       1Q06     4Q05     1Q05
                                                   -------   -------  -------
            Stolt Parcel Tankers (2)                  41.5      23.4     43.2
            Stolt Tank Containers                      8.3       8.0      7.2
            Stolthaven Terminals                       6.7       4.3      6.0
            SNTG Corp & Restructuring Charges         (6.3)     (7.7)    (5.7)
            SNTG Total                                50.2      28.0     50.7

     o The Stolt Tankers Joint Service Sailed-in Time-Charter Index increased to 1.30 compared with 1.29 in the first quarter of 2005 and declined from 1.34 in the fourth quarter of 2005.
     o Higher ship management costs due to ship manning wage increases and timing of replenishment of consumables and spare parts on certain ships.
     o Bunker fuel prices continued at historical record levels slightly higher than the fourth quarter of 2005.
     o    Increased shipments and higher utilization for Stolt Tank Containers.
     o Stolthaven Terminals continued to achieve solid operational results with high utilization.

PARCEL TANKER DIVISION
SNTG's parcel tanker division reported operating income of $41.5 million in the first quarter of 2006, compared with operating income of $23.4 million in the fourth quarter of 2005 ($52.5 million net of $29.1 million of customer-related antitrust provisions), and $43.2 million in the first quarter of 2005. The decrease in operating income in the first quarter of 2006 compared with the fourth quarter of 2005 after recognition of the antitrust provisions is due to higher bunker costs, higher ship management costs due to ship personnel wage increases and the timing of replenishment of consumable items and spare parts on certain ships and a weaker spot market, particularly in the transatlantic and westbound transpacific markets. This weakness in the spot market is in stark contrast to the contract market where SNTG has seen no rate reductions transatlantic and few transpacific with most contracts going up. For these trade lanes the spot market is currently uncharacteristically thin. The first quarter of 2006 saw continued strength in the contract business, particularly in the traditional back-haul markets. The Stolt Tankers Joint Service (STJS) Sailed-in Time-Charter Index declined by 3% from the fourth quarter of 2005, but was up 1% from the first quarter of 2005. Overall contract renewals were at rollover rates. Legal advisor expenses for the parcel tanker division in the first quarter of 2006 were $6.6 million, compared with $7.5 million in the fourth quarter of 2005 and $5.0 million in the first quarter of 2005.

SNTG provided a total of $29.1 million of charges against operating revenue in the fourth quarter of 2005 reflecting customer-related antitrust provisions. This affects the comparability of the operating revenue data across the periods presented. SNSA announced that SNTG was recording $13.5 million of such charges after SNSA announced its preliminary results in February.

----------
2 Stolt Parcel Tankers 4Q05 operating income is net of $29.1 million of customer-related antitrust provisions.

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                                                    [LOGO OF STOLT-NIELSEN S.A.]

TANK CONTAINER DIVISION
SNTG's tank container division reported operating income of $8.3 million in the first quarter of 2006, compared with $8.0 million in the fourth quarter of 2005 and $7.2 million in the first quarter of 2005. The improved results compared with the fourth quarter of 2005 were primarily due to lower administrative and general expenses as a result of additional pension-related provisions in the fourth quarter of 2005. Shipments rose by 2% in the first quarter of 2006 compared with the fourth quarter of 2005 while utilization rose to 75% from 74% over the same period. The improvement was due to strong market conditions in the tank container division's major trading areas of Asia, Europe, South America and the Middle East. The food-grade sector of the business continued to grow. Margins were negatively impacted by high fuel surcharge costs charged by the container lines. Legal advisor expenses in the first quarter of 2006 were $2.4 million, consistent with the fourth quarter of 2005 and up from $0.7 million in the first quarter of 2005.

TERMINAL DIVISION
SNTG's terminal division reported operating income of $6.7 million in the first quarter of 2006, compared with $4.3 million in the fourth quarter of 2005 and $6.0 million in the first quarter of 2005. Utilization in the first quarter of 2006 increased to 98.8% from 95.6% in the fourth quarter of 2005. The improvement in operating results compared with the fourth quarter of 2005 was primarily due to improved utilization, lower administration and general expenses and a $1.1 million provision in the fourth quarter of 2005 for the closure of an office building in Houston, Texas.

On March 9, 2006, SNTG announced the signing of a Memorandum of Understanding with the Lingang Harbor Affairs Company (LHAC) in Tianjin, China for the long-term lease of prime waterfront property upon which a state-of-the-art chemical and oil products terminal will be developed. The initial phase will include the construction of 630,000 barrels of storage capacity at an estimated SNTG and LHAC combined investment of $75 million. SNTG will own 65% of the terminal joint venture and 40% of the jetty joint venture. SNTG's total share of the investment in the initial phase is estimated to be $44 million.

On March 20, 2006, SNTG signed an agreement in principle with Oiltanking GmbH whereby SNTG will acquire a 50% interest in Oiltanking Antwerp N.V., a terminal storage company with total current storage capacity of 3.3 million barrels, for a total consideration of approximately $64 million, which is to be paid partly in cash and partly by assumption of outstanding debts. The agreement is subject to regulatory approval and will be retroactive to January 1, 2006.

LEGAL
On January 14, 2005, the U.S. District Court for the Eastern District of Pennsylvania enforced SNSA's amnesty agreement with the U.S. Department of Justice (DOJ) Antitrust Division relating to activities prior to January 15, 2003 in the parcel tanker industry. On March 23, 2006, a two-judge panel of the United States Court of Appeals for the Third Circuit reversed and remanded the District Court's ruling for further proceedings. The panel's decision did not address the merits of SNTG's arguments regarding the effect of the Amnesty Agreement. Instead, the decision was based on the determination that the District Court did not have the authority to issue a pre-indictment injunction. On March 28, 2006, SNTG filed a petition for rehearing en banc, in which SNTG seeks to have the appeal reconsidered by the entire Third Circuit court. SNTG is currently awaiting a decision on that petition. SNTG remains in the European Commission's (EC) immunity program in connection with the EC's ongoing investigation of the parcel tanker business.

SNTG has actively engaged in discussions with a number of customers regarding the subject matter of the DOJ and EC antitrust investigations. To date, SNTG has reached agreements or agreements in principle resolving existing and potential antitrust claims with a significant number of its major customers, with the condition that the customer relinquishes all claims arising out of the matters that are the subject of the antitrust investigations. These agreements typically affect the commercial terms of the SNTG's contracts with the relevant customers.

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                                                    [LOGO OF STOLT-NIELSEN S.A.]

In some cases, SNTG has agreed to future discounts, referred to as rebates that are subject to a maximum cap and are tied to continuing or additional business with the customer. The potential future rebates, are not charged against operating revenue unless the rebate is earned. The aggregate amount of such future rebates for which SNTG could be responsible under existing settlement agreements, agreements in principle and offers made is approximately $16 million. We would expect most of the revenue that would be subject to these rebates would occur with the two years following November 30, 2005. In certain cases, SNTG has also agreed to make up-front cash payments or guaranteed payments to customers, often in conjunction with rebates. SNTG has made no provision against operating revenue in the first quarter of 2006 (as compared to $29.1 million in the fourth quarter of 2005 and no provisions in the first quarter of 2005) reflecting such payment terms of existing settlement agreements, agreements in principle or offers made to customers.

STOLT SEA FARM  (SSF)
                                                     QUARTER
          OPERATING INCOME (LOSS)           --------------------------
          (IN USD MILLIONS)                   1Q06     4Q05     1Q05
                                            -------   -------  -------
          SSF                                   2.6       2.4    (0.02)

o SSF's turbot operations continued to post solid results benefiting from higher production volumes.
o    Successful Southern bluefin tuna catch completed for the season.

SSF reported operating income of $2.6 million in the first quarter of 2006, compared with operating income of $2.4 million in the fourth quarter of 2005 and a loss from operations of $0.02 million in the first quarter of 2005. The turbot business posted strong results in the first quarter of 2006, contributing operating income of $3.5 million as it benefited from higher volumes mainly due to the start of the full production of SSF's new Vilano turbot farm in Spain.

In the first quarter of 2006, SSF's 25% interest in Marine Harvest contributed $7.4 million in net income as high salmon prices continued. SSF also earned $0.8 million of interest income on its shareholder loan to Marine Harvest, which was repaid in February 2006.

Conference Call

Stolt-Nielsen S.A. will hold a conference call to discuss the first quarter 2006 results on Thursday, April 6th, 2006 at 3:00pm BST (10:00am EDT, 4:00pm CEST).

Participating in the presentation and the call will be:
-Mr. Niels G. Stolt-Nielsen - Chief Executive Officer, Stolt-Nielsen S.A. -Mr. Jan Chr. Engelhardtsen - Chief Financial Officer, Stolt-Nielsen S.A. -Mr. Otto H. Fritzner - Chief Executive Officer, Stolt-Nielsen Transportation Group

From UK +0800-279-9640
From the U.S. +1 866-602-0258
From Norway + 47 2316 2771
From other countries +1 718-354-1153

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                                                    [LOGO OF STOLT-NIELSEN S.A.]

Phone lines will open 10 minutes before the call.

Postview facility (a taped recording of the conference call) will be available directly after the conference call until 10:00pm BST (5:00pm EDT, 11:00pm CEST) on Friday, April 7th, 2006. For access dial +1 888-203-1112 (in U.S.) or +1 719-457-0820 (outside U.S.) and quote the call reservation number: 4567075.

Live audio webcast of the conference call will be available via SNSA's Internet site www.stolt-nielsen.com commencing on Thursday, April 6th, 2006 at 3:00pm BST (10:00am EDT, 4:00pm CEST). A playback of the conference call commences on Thursday, April 6th, 2006 after 5:00pm BST (noon EDT, 6:00pm CEST).

CONTACTS:
     Richard M. Lemanski
     U.S.A. 1 203 299 3604
     rlemanski@stolt.com

     Jan Chr. Engelhardtsen
     U.K. 44 20 7611 8972
     jengelhardtsen@stolt.com

ABOUT STOLT-NIELSEN S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot and Southern bluefin tuna.

FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which we operate; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products we transport; prevailing market rates for the transportation services we offer and the fish products we sell; the cost and feasibility of maintaining and replacing our older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; Stolt-Nielsen S.A.'s relationship with significant customers; the impact of negative publicity; environmental challenges and natural conditions facing Stolt-Nielsen S.A.'s aquaculture business; the ability to complete the Marine Harvest sale transaction; the impact of laws and regulations; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond Stolt-Nielsen S.A.'s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (in U.S. dollar thousands, except per share data)
                                   (UNAUDITED)

                                                                                          THREE MONTHS ENDED
                                                                             --------------------------------------------
                                                                             FEBRUARY 28,    NOVEMBER 30,    FEBRUARY 28,
                                                                                 2006           2005             2005
                                                                             ------------    ------------    ------------
Operating revenue (a)                                                        $    382,450    $    347,237    $    463,334
Operating expenses                                                                290,329         276,006         369,237
                                                                             ------------    ------------    ------------
Gross profit                                                                       92,121          71,231          94,097

Equity in net income of non-consolidated joint ventures                             4,837           4,113           3,528
Administrative and general expenses                                               (43,868)        (42,743)        (48,320)
Restructuring charges                                                                (551)         (1,779)         (1,538)
(Loss) gain on disposal of assets, net                                               (383)           (986)          1,388
Other operating income (expense), net                                                (165)            566          (2,641)
                                                                             ------------    ------------    ------------
  Operating income                                                                 51,991          30,402          46,514

Non-operating income (expense):
  Interest expense, net                                                            (9,173)         (9,199)        (15,715)
  Foreign currency exchange loss, net                                                (428)           (432)         (1,133)
  Gain (loss) on early retirement of debt (b)                                           -           1,101            (854)
                                                                             ------------    ------------    ------------
  Income from continuing operations before income tax (provision) benefit,
   minority interest and equity in net income of Marine Harvest                    42,390          21,872          28,812

Income tax (provision) benefit (c)                                                 (1,851)         11,754          (4,765)
                                                                             ------------    ------------    ------------
  Income from continuing operations before minority interest and
   equity in net income of Marine Harvest                                          40,539          33,626          24,046

Minority interest                                                                     (24)            (18)            (20)
Equity in net income of Marine Harvest                                              7,400           9,400               -
                                                                             ------------    ------------    ------------
  Income from continuing operations                                                47,915          43,008          24,027

Income from discontinued operations                                                     -               -           1,100
Gain on sale of investment in discontinued operations (d)                               -               -         356,000
                                                                             ------------    ------------    ------------
  Net income                                                                 $     47,915    $     43,008    $    381,127
                                                                             ============    ============    ============

PER SHARE DATA
Income per common share:
  Basic
    Income from continuing operations                                        $       0.75    $       0.66            0.38
    Income from discontinued operations                                                 -               -            0.02
    Gain on sale of investment in discontinued operations                               -               -            5.58
                                                                             ------------    ------------    ------------
      Net Income                                                             $       0.75    $       0.66    $       5.98
                                                                             ============    ============    ============
 Diluted
   Income from continuing operations                                         $       0.74    $       0.65            0.36
   Income from discontinued operations                                                  -               -            0.02
   Gain on sale of investment in discontinued operations                                -               -            5.42
                                                                             ------------    ------------    ------------
     Net Income                                                              $       0.74    $       0.65    $      5.80
                                                                             ============    ============    ============
Weighted average number of common shares and common share equivalents outstanding:
  Basic                                                                            64,174          65,047          63,726
  Diluted                                                                          65,070          66,061          65,660

SELECTED CASH FLOW DATA
Capital expenditures                                                         $      9,403    $     38,699    $    23,477

Depreciation and amortization (excluding drydocking)                         $     22,825    $     24,261    $    25,499

Note - Results for 2005 are unaudited and subject to change pending final completion of the audit.

(a) Net of $29.1 million in the fourth quarter of 2005 in customer related antitrust provisions reflecting the terms of agreements reached or agreements reached in principle with customers.

(b) Includes prepayment penalty and write-off of debt issuance costs of $0.9 million in the first quarter of 2005 related to the early retirement of the Senior Notes with repayment completed on April 15, 2005 on an aggregate outstanding principal amount of $295.4 million.

(c) Includes the reversal of an SSF related tax provision of $6.4 million and the reversal of an SNTG related tax provision of $4.2 million in the fourth quarter 2005.

(d) Represents the gain on the sale of Stolt Offshore S.A. common stock in the first quarter of 2005.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

                                                                    FEBRUARY 28,   NOVEMBER 30,   FEBRUARY 28,
                                                                        2006           2005           2005
                                                                    ------------   ------------   ------------
ASSETS

Cash and cash equivalents                                           $     31,610   $     29,587   $    275,115
Trade receivables, net                                                   138,915        138,190        166,749
Inventories                                                               17,994         17,556        211,013
Prepaid expenses                                                          42,095         45,524         60,671
Other current assets                                                      12,467         11,512         17,024
                                                                    ------------   ------------   ------------
  Total current assets                                                   243,081        242,369        730,572

Fixed assets, net of accumulated depreciation                          1,438,946      1,448,084      1,511,574
Investment in and advances to non-consolidated joint ventures             95,386         85,839         73,709
Investment in and loan to Marine Harvest                                 269,423        329,300              -
Goodwill and other intangible assets, net                                 25,007         24,499         60,823
Other assets                                                             119,777        110,173        104,421
                                                                    ------------   ------------   ------------
  Total assets                                                      $  2,191,620   $  2,240,264   $  2,481,099
                                                                    ============   ============   ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term bank loans                                               $    128,767   $    173,349   $     23,262
Current maturities of long-term debt and capital lease obligations        55,494         49,482        346,084
Accounts payable                                                          48,478         53,802         82,296
Accrued liabilities                                                      220,086        204,506        222,043
                                                                    ------------   ------------   ------------
  Total current liabilities                                              452,825        481,139        673,685

Long-term debt and capital lease obligations                             435,505        444,099        402,766
Other non-current liabilities                                            101,670        101,760        121,897
Minority interest                                                            228            204          3,383


Common stock and Founder's shares                                         65,828         65,740         64,219
Paid-in surplus                                                          344,923        342,932        322,754
Retained earnings                                                        858,876        875,321        904,496
Accumulated other comprehensive loss, net                                (10,284)       (16,096)       (12,101)
Treasury stock                                                           (57,951)       (54,835)             -
                                                                    ------------   ------------   ------------
  Total shareholders' equity                                           1,201,392      1,213,062      1,279,368
                                                                    ------------   ------------   ------------
  Total liabilities and shareholders' equity                        $  2,191,620   $  2,240,264   $  2,481,099
                                                                    ============   ============   ============
Total debt and capital lease obligations, net of
 cash and cash equivalents:                                         $    588,156   $    637,343   $    496,997
                                                                    ============   ============   ============

Note:
Results for 2005 are unaudited and subject to change pending final completion of the audit.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                              SELECTED SEGMENT DATA
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

The following tables present the contribution to operating revenue, gross profit, operating income, net income and total assets for each of SNSA's reportable segments and other corporate items:

                                                                                 THREE MONTHS ENDED
                                                                 --------------------------------------------------
                                                                  FEBRUARY 28,      NOVEMBER 30,      FEBRUARY 28,
                                                                      2006              2005              2005
                                                                 --------------    --------------    --------------
OPERATING REVENUE:
Stolt-Nielsen Transportation Group (a)                           $      370,458    $      335,976    $      336,515
Stolt Sea Farm                                                           11,224            10,877           126,370
Corporate and Other                                                         768               384               449
                                                                 --------------    --------------    --------------
  Total                                                          $      382,450    $      347,237    $      463,334
                                                                 ==============    ==============    ==============

GROSS PROFIT:
Stolt-Nielsen Transportation Group                               $       87,242    $       65,831    $       86,235
Stolt Sea Farm                                                            4,111             4,809             7,644
Corporate and Other                                                         768               591               218
                                                                 --------------    --------------    --------------
  Total                                                          $       92,121    $       71,231    $       94,097
                                                                 ==============    ==============    ==============

OPERATING INCOME:
Stolt-Nielsen Transportation Group (b)                           $       50,161    $       27,998    $       50,715
Stolt Sea Farm                                                            2,623             2,421               (16)
Corporate and Other                                                        (793)              (17)           (4,185)
                                                                 --------------    --------------    --------------
  Total                                                          $       51,991    $       30,402    $       46,514
                                                                 ==============    ==============    ==============

NET INCOME:
Stolt-Nielsen Transportation Group                               $       39,614    $       24,815    $       39,720
Stolt Sea Farm                                                            8,794            11,067           (11,702)
Corporate and Other (c)                                                    (493)            7,126            (3,991)
                                                                 --------------    --------------    --------------
  Income from continuing operations                                      47,915            43,008            24,027
    Income from discontinued operations                                       -                 -             1,100
    Gain on sale of investment in discontinued operations (d)                 -                 -           356,000
                                                                 --------------    --------------    --------------
  Total                                                          $       47,915    $       43,008    $      381,127
                                                                 ==============    ==============    ==============

                                                                                   AS OF
                                                            --------------------------------------------------
                                                             FEBRUARY 28,      NOVEMBER 30,      FEBRUARY 28,
                                                                 2006              2005              2005
                                                            --------------    --------------    --------------
TOTAL ASSETS:
Stolt-Nielsen Transportation Group                          $    1,821,601    $    1,813,592    $    1,978,245
Stolt Sea Farm                                                     348,457           408,401           487,077
Corporate and Other                                                 21,562            18,271            15,777
                                                            --------------    --------------    --------------
  Total                                                     $    2,191,620    $    2,240,264    $    2,481,099
                                                            ==============    ==============    ==============

(a) Net of $29.1 million in the fourth quarter of 2005 in customer related antitrust provisions reflecting the terms of agreements reached or agreements reached in principle with customers.

(b) Includes antitrust and other investigation related legal expenses at Stolt Parcel Tankers of $6.6 million, $7.5 million and $5.0 million in the first quarter of 2006, and the fourth quarter and first quarter of 2005, respectively, and at Stolt Tank Containers of $2.4 million, $2.4 million and $0.7 million in the first quarter of 2006, and the fourth quarter and first quarter of 2005, respectively.

(c) Includes an additional allocation of corporate overhead charges of $6.0 million to SNTG and $2.0 million to SSF in the fourth quarter of 2005.

(d) Represents the gain on the sale of SNSA's remaining interest in Stolt Offshore S.A. in the first quarter of 2005.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
          SELECTED FINANCIAL DATA - STOLT-NIELSEN TRANSPORTATION GROUP
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

The following tables present the contribution to operating revenue, gross profit, equity in net income of non-consolidated joint ventures, administrative and general expenses, gain (loss) on disposal of assets, net, other operating income (expense), net, operating income, total assets, capital expenditures and depreciation and amortization expense for each of the operating divisions of
SNTG:

                                                                            THREE MONTHS ENDED
                                                            --------------------------------------------------
                                                             FEBRUARY 28,      NOVEMBER 30,      FEBRUARY 28,
                                                                 2006              2005              2005
                                                            --------------    --------------    --------------
OPERATING REVENUE:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers
    Deepsea (a)                                             $      220,482    $      191,999    $      192,092
    Regional Fleet                                                  41,976            40,231            39,012
                                                            --------------    --------------    --------------
  Stolt Parcel Tankers - Total                                     262,458           232,230           231,104
  Stolt Tank Containers                                             84,381            81,020            83,209
  Stolthaven Terminals                                              22,201            21,293            20,117
  SNTG Corporate                                                     1,418             1,433             2,085
                                                            --------------    --------------    --------------
  Total                                                     $      370,458    $      335,976    $      336,515
                                                            ==============    ==============    ==============

GROSS PROFIT:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers
    Deepsea                                                 $       53,443    $       32,581    $       55,852
    Regional Fleet                                                   6,867             7,113             7,601
                                                            --------------    --------------    --------------
  Stolt Parcel Tankers - Total                                      60,310            39,694            63,453
  Stolt Tank Containers                                             18,481            19,043            15,383
  Stolthaven Terminals                                               8,324             7,783             7,598
  SNTG Corporate                                                       127              (689)             (199)
                                                            --------------    --------------    --------------
  Total                                                     $       87,242    $       65,831    $       86,235
                                                            ==============    ==============    ==============

EQUITY IN NET INCOME OF NON-CONSOLIDATED JOINT VENTURES
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                                      $        3,737    $        3,501    $        2,593
  Stolt Tank Containers                                                 (2)                9                66
  Stolthaven Terminals                                               1,102               602               633
  SNTG Corporate                                                         -                 1                38
                                                            --------------    --------------    --------------
  Total                                                     $        4,837    $        4,113    $        3,330
                                                            ==============    ==============    ==============

ADMINISTRATIVE AND GENERAL EXPENSES
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers (b)                                  $      (22,054)   $      (21,241)   $      (23,078)
  Stolt Tank Containers (c)                                        (10,231)          (11,081)           (8,275)
  Stolthaven Terminals                                              (2,682)           (2,949)           (2,265)
  SNTG Corporate (d)                                                (6,072)           (5,127)           (2,969)
                                                            --------------    --------------    --------------
  Total                                                     $      (41,039)   $      (40,398)   $      (36,587)
                                                            ==============    ==============    ==============

GAIN (LOSS) ON DISPOSAL OF ASSETS, NET
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                                      $         (435)   $         (708)   $          565
  Stolt Tank Containers                                                 53                42                28
  Stolthaven Terminals                                                   -            (1,176)                -
  SNTG Corporate                                                         -               856                 -
                                                            --------------    --------------    --------------
  Total                                                     $         (382)   $         (986)   $          593
                                                            ==============    ==============    ==============

OTHER OPERATING INCOME (EXPENSE), NET
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                                      $         (105)   $        2,116    $         (325)
  Stolt Tank Containers                                                  -                24                (4)
  SNTG Corporate                                                       159              (923)             (988)
                                                            --------------    --------------    --------------
  Total                                                     $           54    $        1,217    $       (1,317)
                                                            ==============    ==============    ==============

OPERATING INCOME:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                                      $       41,453    $       23,362    $       43,207
  Stolt Tank Containers                                              8,301             8,037             7,198
  Stolthaven Terminals                                               6,744             4,260             5,966
  SNTG Corporate                                                    (5,786)           (5,882)           (4,118)
                                                            --------------    --------------    --------------
    SNTG before Restructuring Charges                               50,712            29,777            52,253
  SNTG Restructuring Charges                                          (551)           (1,779)           (1,538)
                                                            --------------    --------------    --------------
  Total                                                     $       50,161    $       27,998    $       50,715
                                                            ==============    ==============    ==============

(a) Net of $29.1 million in the fourth quarter of 2005 in customer related antitrust provisions reflecting the terms of agreements reached or agreements reached in principle with customers.
(b) Includes antitrust and other investigation related legal expenses of $6.6 million, $7.5 million and $5.0 million in the first quarter of 2006, and the fourth quarter and first quarter of 2005, respectively.
(c) Includes antitrust and other investigation related legal expenses of $2.4 million, $2.4 million and $0.7 million in the first quarter of 2006, and the fourth quarter and first quarter of 2005, respectively.
(d) Includes corporate overhead charges of $2.5 million, $7.0 million, and $1.0 million in the first quarter of 2006, and the fourth quarter and first quarter of 2005, respectively.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
    SELECTED FINANCIAL DATA - STOLT-NIELSEN TRANSPORTATION GROUP - CONTINUED
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

                                                                                   AS OF
                                                            --------------------------------------------------
                                                             FEBRUARY 28,      NOVEMBER 30,      FEBRUARY 28,
                                                                 2006              2005              2005
                                                            --------------    --------------    --------------
TOTAL ASSETS
Stolt-Nielsen Transportation Group
  Stolt Parcel Tankers                                      $    1,319,733    $    1,320,549    $    1,296,709
  Stolt Tank Containers                                            131,309           124,349            98,468
  Stolthaven Terminals                                             301,769           301,790           290,777
  SNTG Corporate                                                    68,790            66,904           292,291
                                                            --------------    --------------    --------------
  Total                                                     $    1,821,601    $    1,813,592    $    1,978,245
                                                            ==============    ==============    ==============

                                                                            THREE MONTHS ENDED
                                                            --------------------------------------------------
                                                             FEBRUARY 28,      NOVEMBER 30,      FEBRUARY 28,
                                                                 2006              2005              2005
                                                            --------------    --------------    --------------
CAPITAL EXPENDITURES
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                                      $        5,078    $       27,368    $       16,148
  Stolt Tank Containers                                              1,078             4,301               674
  Stolthaven Terminals                                               2,652             4,019             3,074
  SNTG Corporate                                                       205               828             1,278
                                                            --------------    --------------    --------------
  Total                                                     $        9,013    $       36,516    $       21,174
                                                            ==============    ==============    ==============

DEPRECIATION AND AMORTIZATION EXPENSE
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                                      $       16,519    $       16,277    $       16,321
  Stolt Tank Containers                                              1,998             1,918             1,355
  Stolthaven Terminals                                               2,889             3,282             2,608
  SNTG Corporate                                                       613             2,139               731
                                                            --------------    --------------    --------------
  Total                                                     $       22,019    $       23,616    $       21,015
                                                            ==============    ==============    ==============

                      STOLT-NIELSEN S. A. AND SUBSIDIARIES
            OPERATING YARDSTICKS - STOLT-NIELSEN TRANSPORTATION GROUP
                                   (UNAUDITED)

STOLT PARCEL TANKERS DIVISION:                      1ST QUARTER     2ND QUARTER     3RD QUARTER     4TH QUARTER
----------------------------------------------     -------------   -------------   -------------   -------------
JOINT SERVICE SAILED-IN TIME-CHARTER INDEX
  2004                                                      1.02            1.19            1.20            1.25
  2005                                                      1.29            1.31            1.36            1.34
  2006                                                      1.30             N/A             N/A             N/A

VOLUME OF CARGO CARRIED - MILLIONS OF TONS
  Deepsea fleet:
  2004                                                       3.4             3.6             3.8             4.0
  2005                                                       3.7             3.7             3.8             3.8
  2006                                                       3.8             N/A             N/A             N/A

  Regional fleets - Wholly Owned:
  2004                                                       2.2             2.3             2.4             2.2
  2005                                                       2.2             2.3             2.4             2.3
  2006                                                       2.3             N/A             N/A             N/A

OPERATING DAYS
  Deepsea fleet:
  2004                                                     5,794           5,900           6,080           6,252
  2005                                                     6,147           6,201           6,158           6,123
  2006                                                     6,184             N/A             N/A             N/A

  Regional fleets - Wholly Owned:
  2004                                                     4,980           5,009           5,080           4,941
  2005                                                     4,922           5,165           5,177           5,189
  2006                                                     5,281             N/A             N/A             N/A

AVERAGE NUMBER OF SHIPS OPERATED IN THE PERIOD
  Deepsea fleet:
  2004                                                        64              64              66              69
  2005                                                        68              67              67              67
  2006                                                        69             N/A             N/A             N/A

  Regional fleets - Wholly Owned:
  2004                                                        55              54              55              54
  2005                                                        55              56              56              57
  2006                                                        59             N/A             N/A             N/A

Notes:
(a) Deepsea fleet statistics include those for time-chartered ships and STJS pool partner ships
(b) Regional fleet statistics include only wholly-owned ships and cargo carried by the Regional fleet on behalf of the deepsea fleet
(c) Regional fleet statistics include the results of both the Northern Europe and US barging activities

STOLT TANK CONTAINERS DIVISION:
----------------------------------------------------
NUMBER OF SHIPMENTS
  2004                                                    20,214           21,656           21,189           21,203
  2005                                                    21,483           21,417           18,978           18,996
  2006                                                    19,312              N/A              N/A              N/A

TANK CONTAINERS OPERATED AND LEASED AT END OF PERIOD
  2004                                                    16,271           16,923           17,035           17,153
  2005                                                    17,281           17,690           17,959           17,979
  2006                                                    18,006              N/A              N/A              N/A

TANK CONTAINER UTILIZATION - %
  2004                                                      80.5%            79.8%            79.4%            78.9%
  2005                                                      79.7%            79.4%            72.9%            73.5%
  2006                                                      74.7%             N/A              N/A              N/A

STOLTHAVEN TERMINALS DIVISION:
----------------------------------------------------
AVERAGE MARKETABLE SHELL BARREL CAPACITY
 (MILLIONS OF BARRELS)
  2004                                                      3.89             3.94             3.99             4.00
  2005                                                      4.13             4.22             4.36             4.33
  2006                                                      4.33              N/A              N/A              N/A

TANK CAPACITY UTILIZATION - %
  2004                                                      97.0%            98.7%            98.6%            96.7%
  2005                                                      96.7%            97.6%            95.1%            95.6%
  2006                                                      98.8%             N/A              N/A              N/A